October 30, 2024

How Meng Hock
Chief Executive Officer
OMS Energy Technologies Inc.
10 Gul Circle
Singapore 629566

       Re: OMS Energy Technologies Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 16, 2024
           CIK No. 0002012219
Dear How Meng Hock:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2024 letter.

Amendment 2 to Draft Registration Statement submitted October 16, 2024 Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment 6. Please ask your auditor to revise their report to refer to changes in equity in their opinion. Refer to guidance in footnote 16 of paragraph 0.08(e) in AS 3101.

Exhibits

2.     We note that you have redacted information from portions of exhibits
10.6-10.13
 October 30, 2024
Page 2

       pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please ensure you have included a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Additionally, ensure that each exhibit includes a legend and brackets indicating where the information is omitted from the filed version of the exhibit.
        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Yarona Yieh